<u>MUFG Securities EMEA plc ("MUSE"): Security Based Swap Dealer registration</u>

Additional items unable to address via EDGAR portal

<u>13A: Briefly describe nature of the arrangement with respect to books or records</u>

MUSE response: External auditor

<u>14: The nature of the control or agreement</u>

MUSE response: Mitsubishi UFJ Holdings Company Limited, is the sole shareholder

<u>15: Method and amount of financing</u>

MUSE response: Financing programmes:

i. Mitsubishi UFJ Holdings Company Limited (MUSHD) inter-company loan. MUSE is able to draw term liquidity for up to 5 years under an unsecured, uncommitted loan facility. As at Dec. 2020 this accounted for 32% of non-secured liabilities.
ii. Additional Tier1 Capital. MUSE has issued a total of GBP 463.85m of subordinated perpetual contingent conversion Additional Tier 1 capital securities to MUSHD. These are perpetual securities with an initial call date in 10 years. AT1 converts into Tier 1 equity in the event MUSE CET1 capital ratio falls below 7.0%.
iii. Subordinated equity – MUSE has shareholders equity comprising fully paid up share capital and retained earnings.
iv. Subordinated debt is provided in the form of JPY denominated loans from MUSHD. As at 30 Dec 2020, average total outstanding was JPY 44bn (USD 426m) (2.4% of total unsecured liabilities) with a residual maturity of 5.96 years.

v. In addition MUSE funds itself via:

  a. Euro-medium term notes programme (EMTN)
  b. Euro-commercial paper programme (ECP) – MUSE has a A1/P1 rated programme
  c. Contingent Subordinated Senior Securities programme (MREL) - $1.75bn (9.7% of total unsecured liabilities)